FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of August 4, 2016

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29, Avenue de la Porte-Neuve 3rd floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes         No  Ö

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A.  Half-year report 2016-Interim management report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2016.

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

TENARIS S.A.

HALF-YEAR REPORT 2016

TABLE OF CONTENTS

Interim Management Report	2

COMPANY OVERVIEW	3
PRINCIPAL RISKS AND UNCERTAINTIES	4
BUSINESS OVERVIEW	6
RELATED PARTY TRANSACTIONS	12

Management Certification	13

Financial Information	14

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS	14

Investor Information	33

Interim Management Report
CERTAIN DEFINED TERMS
Unless otherwise specified or if the context so requires:
•	References in this half-year report to "the Company" are exclusively to Tenaris S.A., a Luxembourg public limited liability company (société anonyme).
•	References in this half-year report to "Tenaris", "we", "us" or "our" are to Tenaris S.A. and its consolidated subsidiaries.
•	References in this half-year report to "San Faustin" are to San Faustin S.A., a Luxembourg public limited liability company (société anonyme) and the Company's controlling shareholder.
•	"Shares" refers to ordinary shares, par value $1.00, of the Company.
•	"ADSs" refers to the American Depositary Shares, which are evidenced by American Depositary Receipts, and represent two Shares each.
•	"OCTG" refers to oil country tubular goods.
•	"tons" refers to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds, or 1.102 U.S. (short) tons.
•	"billion" refers to one thousand million, or 1,000,000,000.
•	"U.S. dollars", "US$", "USD" or "$" each refers to the United States dollar.
PURPOSE
This half-year report for the six-month period ended June 30, 2016 has been prepared in compliance with Article 4 of the Luxembourg Transparency Law of 11 January 2008, and should be read in conjunction with the annual report for the year ended December 31, 2015 (including the financial statements included therein) and the unaudited consolidated condensed interim financial statements included in this half-year report.
PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION
Accounting Principles
We prepare our consolidated financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and adopted by the European Union, or IFRS.
We publish consolidated financial statements expressed in U.S. dollars. The unaudited consolidated condensed interim financial statements included in this half-year report have been prepared in accordance with IAS 34, "Interim Financial Reporting". These unaudited consolidated condensed interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2015, which have been prepared in accordance with IFRS. See Note 2 "Accounting Policies and Basis of Presentation" to our unaudited consolidated condensed interim financial statements included in this half-year report.
The unaudited consolidated condensed interim financial statements included in this half-year report have been reviewed by PricewaterhouseCoopers Société coopérative, Cabinet de révision agréé, for purposes of complying with the requirements of the different jurisdictions where the Company is publicly listed.
Rounding
Certain monetary amounts, percentages and other figures included in this half-year report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Tenaris S.A.  Half-year report 2016-Interim management report

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
This half-year report and any other oral or written statements made by us to the public may contain "forward-looking statements". Forward looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.
We use words such as "aim", "will likely result", "will continue", "contemplate", "seek to", "future", "objective", "goal", "should", "will pursue", "anticipate", "estimate", "expect", "project", "intend", "plan", "believe" and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. All forward-looking statements are management's present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors include the risks related to our business discussed under "Principal Risks and Uncertainties", among them, the following:
•	our ability to implement our business strategy or to grow through acquisitions, joint ventures and other investments;
•	the competitive environment in our business and our industry;
•	our ability to price our products and services in accordance with our strategy;
•	our ability to absorb cost increases and to secure supplies of essential raw materials and energy;
•	our ability to adjust fixed and semi-fixed costs to fluctuations in product demand;
•	trends in the levels of investment in oil and gas exploration and drilling worldwide; and
•	general macroeconomic and political conditions and developments in the countries in which we operate or distribute pipes.
By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses that may affect our financial condition and results of operations could differ materially from those that have been estimated. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this half-year report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation to, update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

COMPANY OVERVIEW
We are a leading global manufacturer and supplier of steel pipe products and related services for the world's energy industry and for other industrial applications. Our customers include most of the world's leading oil and gas companies as well as engineering companies engaged in constructing oil and gas gathering, transportation, processing and power generation facilities. Our principal products include casing, tubing, line pipe, and mechanical and structural pipes.
Over the last two decades, we have expanded our business globally through a series of strategic investments. We now operate an integrated worldwide network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in the Americas, Europe, Asia and Africa and a direct presence in most major oil and gas markets.
Our mission is to deliver value to our customers through product development, manufacturing excellence, and supply chain management. We seek to minimize risk for our customers and help them reduce costs, increase flexibility and improve time-to-market. Our employees around the world are committed to continuous improvement by sharing knowledge across a single global organization.
For more information on the Company, including its competitive strengths, business segments and products see our annual report for the year ended December 31, 2015, and for a discussion and analysis of our financial condition and results of operations see "Business overview - Operating and Financial Review and Prospects" in this half-year report.

Tenaris S.A.  Half-year report 2016-Interim management report

PRINCIPAL RISKS AND UNCERTAINTIES
We face certain risks associated to our business and the industry in which we operate. We are a global steel pipe manufacturer with a strong focus on manufacturing products and related services for the oil and gas industry. Demand for our products depends primarily on the level of exploration, development and production activities of oil and gas companies which is affected by current and expected future prices of oil and natural gas. Several factors, such as the supply and demand for oil and gas, and political and global economic conditions, affect, and may continue to affect, these prices. Oil and gas prices have reached levels which, in some areas, are close to or even below operating costs for the industry; accordingly, oil and gas companies may cut back further on their investment plans and consequently, absent a significant improvement in market conditions, demand for our products will decline further. Furthermore, fluctuations in industry inventory levels may adversely affect our sales and revenues. When oil and gas prices fall, as has been occurring over the last 24 months, oil and gas companies are generally expected to hold or reduce purchases of additional steel pipe products. Performance may be further affected by changes in governmental policies, the impact of credit restrictions on our customers' ability to perform their payment obligations with us, and any adverse economic, political or social developments in our major markets. Furthermore, competition in the global market for steel pipe products may cause us to lose market share and hurt our sales and profitability. In addition, there is an increased risk that unfairly-traded steel pipe imports in markets in which Tenaris produces and sells its products may affect Tenaris's market share, deteriorate the pricing environment and hurt sales and profitability. Profitability may also be hurt if increases in the cost of raw materials, energy and other costs and limitations or disruptions to the supply of raw materials and energy, resulting in higher costs of production cannot be offset by higher selling prices or if the limited availability of such resources forces us to curtail production. Low levels of capacity utilization could also affect our results of operations and financial conditions. A recession in the developed countries, a cooling of emerging market economies or an extended period of below-trend growth in the economies that are major consumers of steel pipe products would likely result in reduced demand of our products, adversely affecting our revenues, profitability and financial condition.
We have significant operations in various countries, including Argentina, Brazil, Canada, Colombia, Italy, Japan, Mexico, Nigeria, Romania and the United States, and we sell our products and services throughout the world. Therefore, like other companies with worldwide operations, our business and operations have been, and could in the future be, affected from time to time to varying degrees by political, economic and social developments and changes in, laws and regulations. These developments and changes may include, among others, nationalization, expropriations or forced divestiture of assets; restrictions on production, imports and exports, interruptions in the supply of essential energy inputs; restrictions on the exchange or transfer of currency, repatriation of capital, or payment of dividends or other contractual obligations; inflation; devaluation; war or other international conflicts; civil unrest and local security concerns, including high incidences of crime and violence involving drug trafficking organizations that threaten the safe operation of our facilities and operations; direct and indirect price controls; tax increases and changes in the interpretation, application or enforcement of tax laws and other retroactive tax claims or challenges; changes in laws, norms and regulations; cancellation of contract rights; and delays or denials of governmental approvals. As a global company, a portion of our business is carried out in currencies other than the U.S. dollar, which is the Company's functional and presentation currency. As a result, we are exposed to foreign exchange rate risk, which could adversely affect our financial position and results of operations. In addition, we may be subject to regulatory risks associated with our import and export activities.
In May 2009, Venezuela nationalized the Company's majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. ("Tavsa") and, Matesi Materiales Siderúrgicos S.A ("Matesi"), and Complejo Siderúrgico de Guayana, C.A ("Comsigua"), in which the Company has a non-controlling interest (collectively, the "Venezuelan Companies"). On January 29, 2016, an arbitral award upheld Tenaris's claim that Venezuela had expropriated their investments in Matesi in violation of Venezuelan law as well as the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal, granted compensation in the amount of $87.3 million for the breaches and ordered Venezuela to pay an additional amount of $85.5 million in pre-award interest, aggregating to a total award of $172.8 million, payable in full and net of any applicable Venezuelan tax, duty or charge. The tribunal granted Venezuela a grace period of six months from the date of the award to make payment in full of the amount due without incurring post-award interest, and resolved that if no, or no full, payment is made by then, post-award interest would apply at the rate of 9% per annum. Venezuela has 120 days from June 24, 2016 to seek the annulment of the award. However, we can give no assurance that the Venezuelan government will pay a fair and adequate compensation for our interest in Tavsa, Matesi and Comsigua, or that any such compensation will be freely convertible into or exchangeable for foreign currency. For further information on the nationalization of the Venezuelan subsidiaries, see note 30 "Nationalization of Venezuelan Subsidiaries" to our audited consolidated financial statements for the year ended December 31, 2015 and note 15 "Nationalization of Venezuelan Subsidiaries" to our unaudited consolidated condensed interim financial statements as of June 30, 2016 included in this half-year report.
A key element of our business strategy is to develop and offer higher value-added products and services and to continuously identify and pursue growth-enhancing strategic opportunities. Even if we successfully implement our business strategy, it may not yield the expected results. We must necessarily base any assessment of potential acquisitions, joint ventures and investments, on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Failure to successfully implement our strategy, or to integrate future acquisitions and strategic investments, or to sell acquired assets or business unrelated to our business under favorable terms and conditions, could affect our ability to grow, our competitive position and our sales and profitability.

Tenaris S.A.  Half-year report 2016-Interim management report

We may be required to record a significant charge to earnings if we must reassess our goodwill or other assets as a result of changes in assumptions underlying the carrying value of certain assets, particularly as a consequence of deteriorating market conditions. At June 30, 2016 we had $1,339 million in goodwill corresponding mainly to the acquisition of Hydril, in 2007 and Maverick, in 2006. In 2015, we recorded an impairment charge of $400 million on the goodwill of our welded pipe assets in the United States, reflecting the decline in oil prices, and their impact on drilling activity and the demand outlook for welded pipe products in the United States. Additionally, in 2015 we also recorded a $29 million impairment on the carrying value of our investment in Usiminas, which followed a prior $161 million impairment charge recorded after the conclusion of discussions with the SEC staff, that resulted in the Company revising the carrying value of its Usiminas investment and restating its financial statements to reduce the carrying amount of the Usiminas investment to $122 million as of September 30, 2014. If our management were to determine in the future that the goodwill or other assets were impaired, particularly as a consequence of deteriorating market conditions, we would be required to recognize a non-cash charge to reduce the value of these assets, which would adversely affect our results of operations.
Potential environmental, product liability and other claims arising from the inherent risks associated with the products we sell and the services we render, including well failures, line pipe leaks, blowouts, bursts and fires, that could result in death, personal injury, property damage, environmental pollution or loss of production could create significant liabilities for us. Environmental laws and regulations may, in some cases, impose strict liability (even joint and several strict liability) rendering a person liable for damages to natural resources or threats to public health and safety without regard to negligence or fault. In addition, we are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. The cost of complying with such regulations is not always clearly known or determinable since some of these laws have not yet been promulgated or are under revision. These costs, along with unforeseen environmental liabilities, may increase our operating costs or negatively impact our financial condition and profitability.
We conduct business in certain countries known to experience governmental corruption. Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our employees or representatives may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act, or FCPA.
As a holding company, our ability to pay cash dividends and make other payments to us depends on the results of operations and financial condition of our subsidiaries, which could be restricted by legal, contractual or other limitations, including exchange controls or transfer restrictions, and other agreements and commitments of our subsidiaries.

The Company's controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders.

Tenaris S.A.  Half-year report 2016-Interim management report

BUSINESS OVERVIEW
Operating and Financial Review and Prospects
The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and the related notes included in our annual report for the year ended December 31, 2015, and is based on, and should be read in conjunction with, the unaudited consolidated condensed interim financial statements for the six-month period ended June 30, 2016, included in this half-year report.

Certain information contained in this discussion and analysis and presented elsewhere in this half-year report, including information with respect to our plans and strategy for our business, includes forward‑looking statements that involve risks and uncertainties. See "Cautionary Statement Concerning Forward-Looking Statements" in this half-year report. In evaluating this discussion and analysis, you should specifically consider the various risk factors identified in "Principal Risks and Uncertainties", other risk factors identified elsewhere in this half-year report and other factors that could cause results to differ materially from those expressed in such forward‑looking statements.
Market Background and Outlook
The oil market has moved closer to a balance between supply and demand. North American drilling activity, after falling to a new post-war low in the second quarter, seems to have bottomed out and some oil and gas operators are starting to add back rigs. In the rest of the world, drilling activity may also be close to reaching the bottom. The pace of any recovery, however, will be subdued while oil prices remain low and the financial position of the oil and gas industry and its suppliers continues to deteriorate.
Our sales in the third quarter will continue to be affected by low levels of activity in North America and further price declines reflecting the intense competitive environment in the Eastern Hemisphere.  In the fourth quarter, however, we should see a recovery in sales volumes and capacity utilization levels based on the current order backlog for our operations in the Middle East and Asia Pacific and a pick up in drilling activity in North America, accompanied by a gradual improvement in our EBITDA.

Tenaris S.A.  Half-year report 2016-Interim management report

Results of Operations
Unaudited consolidated condensed interim income statement

(all amounts in thousands of U.S. dollars, unless otherwise stated)	Six-month period ended June 30,
	2016		2015
Continuing operations		%		%
Net sales	2,377,927	100.0	4,121,633	100.0
Cost of sales	(1,742,240)	(73.3)	(2,765,069)	(67.1)
Gross profit	635,687	26.7	1,356,564	32.9
Selling, general and administrative expenses	(628,563)	(26.4)	(873,727)	(21.2)
Other operating income (expense), net	(4,774)	(0.2)	7,658	0.2
Operating income	2,350	0.1	490,495	11.9
Finance income	44,107	1.9	23,085	0.6
Finance cost	(9,118)	(0.4)	(15,620)	(0.4)
Other financial results	(39,934)	(1.7)	(16,988)	(0.4)
(Loss) income before equity in earnings of non-consolidated companies and income tax	(2,595)	(0.1)	480,972	11.7
Equity in earnings of non-consolidated companies	30,339	1.3	12,184	0.3
Income before income tax	27,744	1.2	493,156	12.0
Income tax	(8,971)	(0.4)	(166,890)	(4.0)
Income for the period	18,773	0.8	326,266	7.9

Attributable to:
Owners of the parent	4,895	0.2	321,396	7.8
Non-controlling interests	13,878	0.6	4,870	0.1
	18,773	0.8	326,266	7.9

Tenaris S.A.  Half-year report 2016-Interim management report

Selected consolidated financial position data

Thousands of U.S. dollars (except number of shares)	June 30,	December 31,
	2016	2015

Current assets	5,115,446	5,743,031
Property, plant and equipment, net	5,945,317	5,672,258
Other non-current assets	3,308,918	3,471,685
Total assets	14,369,681	14,886,974

Current liabilities	1,752,032	1,754,775
Non-current borrowings	32,859	223,221
Deferred tax liabilities	661,377	750,325
Other non-current liabilities	292,925	292,597
Total liabilities	2,739,193	3,020,918

Capital and reserves attributable to the owners of the parent	11,468,566	11,713,344
Non-controlling interests	161,922	152,712
Equity	11,630,488	11,866,056
Total liabilities and equity	14,369,681	14,886,974
Number of shares outstanding	1,180,536,830	1,180,536,830

Tenaris S.A.  Half-year report 2016-Interim management report

Six-month period ended June 30, 2016, compared to six-month period ended June 30, 2015
Summary
Our sales in the first half of 2016 declined 42% compared to the first half of 2015, mainly due to a 32% decline in Tubes segment volumes and a 17% decline in average selling prices. EBITDA (i.e., operating income plus depreciation, amortization and impairment charges/ reversals) declined 58% to $329 million in the first half of 2016 compared to $792 million in the first half of the previous year, following the decline in sales and a reduction in the EBITDA margin, from 19.2% to 13.9%. EBITDA includes severance charges, due to the adjustment of the workforce to current market conditions, which amounted to $56 million in the first half of 2016 and $105 million in the first half of 2015. Net income attributable to owners of the parent during the first half of 2016 was $5 million or $0.01 per ADS, which compares with $321 million or $0.54 per ADS in the first half of 2015. The decline in net income mainly reflects a challenging operating environment affected by lower shipments and prices, a higher ratio of fixed costs resulting from low utilization of production capacity and severance costs to adjust the workforce to current market conditions.
Cash flow from operations amounted to $689 million during the first half of 2016, including working capital reductions of $410 million. Following a dividend payment of $354 million in May 2016, and capital expenditures of $441 million during the first half of 2016, we reached a net cash position (i.e., cash, other current investments and fixed income investments held to maturity less total borrowings) of $1.8 billion at the end of June 2016.
The following table shows our net sales by business segment for the periods indicated below:
Millions of U.S. dollars	For the six-month period ended June 30,				Increase / (Decrease)
	2016		2015

Tubes	2,115	89%	3,759	91%	(44%)
Others	263	11%	363	9%	(28%)
Total	2,378	100%	4,122	100%	(42%)

Tubes
The following table indicates for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Thousands of tons	For the six-month period ended June 30,		Increase / (Decrease)
	2016	2015

Seamless	761	1,149	(34%)
Welded	226	300	(25%)
Total	987	1,449	(32%)

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,		Increase / (Decrease)
	2016	2015
Net sales
- North America	646	1,549	(58%)
- South America	595	954	(38%)
- Europe	295	425	(31%)
- Middle East & Africa	515	654	(21%)
- Asia Pacific	64	178	(64%)
Total net sales	2,115	3,759	(44%)
Operating (loss) income[1]	(44)	469	(109%)
Operating income (% of sales)	(2.1%)	12.5%
1Tubes operating income includes severance charges of $50 million in the first half of 2016 and $100 million in the first half of 2015. If these charges were not included operating income would have been $7 million in the first half of 2016 and $569 million in the first half of 2015.
Net sales of tubular products and services decreased 44% to $2,115 million in the first half of 2016, compared to $3,759 million in the first half of 2015, as a result of a 32% decline in shipment volumes and a 17% decline in average selling prices. Sales were negatively affected by the adjustment in oil and gas drilling activity in response to the collapse in oil and gas prices and inventory adjustments taking place particularly in North America. In the first half of 2016, the average number of active drilling rigs, or rig count, declined 39% worldwide (56% in the United States and Canada and 19% in the rest of the world) compared to the average rig count in the first half of 2015.

Tenaris S.A.  Half-year report 2016-Interim management report

Operating results from tubular products and services decreased 109% to a loss of $44 million in the first half of 2016, from income of $469 million in the first half of 2015. Results have been negatively affected by the decline in sales and a reduction in operating margins affected by a higher ratio of fixed costs resulting from low utilization of production capacity and severance costs to adjust the workforce to current market conditions.
Others
The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:
Millions of U.S. dollars	For the six-month period ended June 30,		Increase / (Decrease)
	2016	2015

Net sales	263	363	(28%)
Operating income	46	22	115%
Operating income (% of sales)	17.6%	5.9%

Net sales of other products and services decreased 28% to $263 million in the first half of 2016, compared to $363 million in the first half of 2015, mainly due to lower sales of sucker rods, coiled tubing and industrial equipment in Brazil, partially offset by higher sales of pipes for electric conduit in the United States.
Operating income from other products and services increased 115%, to $46 million in the first half of 2016, compared to $22 million during the first half of 2015, following an improvement in the results of our electric conduit business in the United States.
Selling, general and administrative expenses, or SG&A, amounted to $629 million in the first half of 2016 and $874 million in the first half of 2015, however, it increased as a percentage of net sales to 26.4% in the first half of 2016 compared to 21.2% in the first half of 2015 mainly due to the effect of fixed and semi fixed expenses on lower sales.
Financial results amounted to a loss of $5 million in the first half of 2016, compared to a loss of $10 million in the first half of 2015. Net finance income amounted to a gain of $35 million in the first half of 2016, compared to a gain of $7 million in the first half of 2015. Other financial results amounted to a loss of $40 million in the first half of 2016, compared to a loss of $17 million in the first half of 2015. During the first half of 2016 other financial results were negatively affected by the Euro appreciation on Euro denominated intercompany liabilities, largely offset in currency translation adjustment and by the Brazilian Real appreciation on hedging instruments.
Equity in earnings of non-consolidated companies generated a gain of $30 million in the first half of 2016, compared to a gain of $12 million in the first half of 2015. These results are mainly derived from our equity investment in our affiliate Ternium (NYSE:TX).
Income tax charges amounted to $9 million in the first half of 2016, compared to $167 million in the first half of 2015.
Income attributable to non-controlling interests amounted to $14 million in the first half of 2016, compared to $5 million in the first half of 2015. Results during the first half of 2016 are mainly attributable to our pipe coating subsidiary in Nigeria, while in the previous year they were mainly related to NKKTubes, our Japanese subsidiary.

Tenaris S.A.  Half-year report 2016-Interim management report

Liquidity and Capital Resources
The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for the periods indicated below:
Millions of U.S. dollars	For the six-month period ended June 30,
	2016	2015

Net cash provided by operating activities	689	1,426
Net cash used in investing activities	(98)	(1,225)
Net cash used in financing activities	(491)	(91)
Increase (Decrease) in cash and cash equivalents	100	110

Cash and cash equivalents at the beginning of year	286	416
Effect of exchange rate changes	6	(10)
Increase (Decrease) in cash and cash equivalents	100	110
Cash and cash equivalents at period end (net of overdrafts)	393	517

	At June 30, 2016	At June 30, 2015
Cash and cash equivalents at period end (net of overdrafts)	393	517
Bank overdrafts	2	3
Other current investments	1,879	2,569
Fixed income investments held to maturity	329	-
Borrowings	(820)	(1,261)
Net cash	1,783	1,828

Net cash provided by operations during the first half of 2016 amounted to $689 million (including working capital reductions of $410 million), compared to $1,426 million in the first half of 2015 (including working capital reductions of $912 million). In addition to the lower reduction in working capital the decline is mainly due to lower operating results.
Capital expenditures amounted to $441 million in the first half of 2016, compared to $523 million in the first half of 2015, as we continue progressing in the construction of a greenfield seamless facility in Bay City, Texas.
Following a dividend payment of $354 million in May 2016, our financial position at June 30, 2016, amounted to a net cash position (i.e., cash, other current investments and fixed income investments held to maturity less total borrowings) of $1.8 billion, similar to the level we had a year ago.
OTHER SIGNIFICANT EVENTS OF THE PERIOD
Annual General Meeting of Shareholders
On May 4, 2016, the Company's annual general shareholders' meeting approved all resolutions on its agenda.
Among other resolutions adopted at the meeting, the shareholders approved the restated consolidated financial statements as of and for the year ended December 31, 2014, the consolidated financial statements as of and for the year ended December 31, 2015 and the annual accounts as at December 31, 2015, and acknowledged the related management and independent auditors' reports and certifications.
The meeting also approved the payment of a dividend for the year ended December 31, 2015, of $0.45 per share (or $0.90 per ADS), or approximately $531 million, which includes the interim dividend of $0.15 per share (or $0.30 per ADS) paid in November 2015. Tenaris paid the balance of the annual dividend in the amount of $0.30 per share ($0.60 per ADS), or approximately $354 million, in May 2016.
The annual general meeting approved the reduction in the number of the members of the board of directors to nine (9) and the re-election of Messrs. Roberto Bonatti, Carlos Condorelli, Roberto Monti, Gianfelice Mario Rocca, Paolo Rocca, Jaime Serra Puche, Alberto Valsecchi, Amadeo Vázquez y Vázquez and Guillermo Vogel, each to hold office until the meeting that will be convened to decide on the 2016 accounts.
The board of directors subsequently confirmed and re-appointed Amadeo Vázquez y Vázquez, Jaime Serra Puche and Roberto Monti as members of Tenaris's audit committee, with Mr. Vázquez y Vázquez to continue as chairman. All three members of the audit committee qualify as independent directors under the articles and applicable law.

Tenaris S.A.  Half-year report 2016-Interim management report

The meeting appointed PricewaterhouseCoopers Société coopérative, Cabinet de révision agréé (member firm of PwC International Limited) as Tenaris's independent auditors for the fiscal year ending December 31, 2016.
Usiminas' Capital Increase
Usinas Siderúrgicas de Minas Gerais S.A., or Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries and it is Tenaris's principal supplier of flat steel in Brazil for its pipes and industrial equipment businesses.
On April 20, 2016, Tenaris's subsidiary Confab Industrial S.A., or Confab, subscribed, in the aggregate, to 1.3 million preferred shares for a total amount of BRL1.6 million (approximately $0.5 million). These preferred shares were issued on June 3, 2016.
On April 18, 2016, Usiminas' extraordinary general shareholders' meeting approved an issuance of 200 million ordinary shares for an aggregate amount of BRL1 billion and Usiminas launched a multi-round subscription process for which, as of June 30, 2016, Tenaris had paid an aggregate amount of BRL57.5 million (approximately $16.6 million) into Usiminas. Accordingly, at June 30, 2016, Tenaris held 25.0 million ordinary shares and 1.3 million preferred shares of Usiminas and had paid the subscription price for shares not yet issued for a total amount of BRL57.5 million.
On July 19, 2016, following the completion of the subscription process, Usiminas' extraordinary general shareholders' meeting homologated the capital increase, and Tenaris was issued, in the aggregate, 11.5 million ordinary shares for a total subscription price of BRL57.5 million (approximately $16.6 million). Following the issuance of these ordinary shares, Tenaris owns a total of 36.5 million ordinary shares and 1.3 million preferred shares, representing 3% of Usiminas' capital, and the Ternium/Tenaris Group (comprising Ternium Investments, Siderar, Prosid and Confab), owns 39.6% of Usiminas' ordinary shares and 1.8% of Usiminas' preferred shares.
For more information, see note 12 "Investments in non-consolidated companies" in our unaudited consolidated condensed interim financial statements as of June 30, 2016 included in this half-year report.
RELATED PARTY TRANSACTIONS
Tenaris is a party to several related party transactions, which include, among others, purchases and sales of goods (including steel pipes, flat steel products, steel bars, raw materials, gas and electricity) and services (including engineering services and related services) from or to entities controlled by San Faustin or in which San Faustin holds significant interests. Material related party transactions are subject to the review of the audit committee of the Company's board of directors and the requirements of the Company's articles of association and Luxembourg law. For further detail on Tenaris's related party transactions, see Note 13 "Related party transactions" to our unaudited consolidated condensed interim financial statements included in this half-year report.

Tenaris S.A.  Half-year report 2016-Interim management certification

Management Certification
We confirm, to the best of our knowledge, that:
1.
the unaudited consolidated condensed interim financial statements prepared in conformity with International Financial Reporting Standards included in this half year report, give a true and fair view of the assets, liabilities, financial position and profit or loss of Tenaris S.A. and its consolidated subsidiaries, taken as a whole; and

2.
the interim management report included in this half year report, includes a fair review of the important events that have occurred during the six-month period ended June 30, 2016, and their impact on the unaudited consolidated condensed interim financial statements for such period, material related party transactions and a description of the principal risks and uncertainties they face.

/s/ Paolo Rocca
Chief Executive Officer
Paolo Rocca
August 3, 2016

/s/ Edgardo Carlos
Chief Financial Officer
Edgardo Carlos
August 3, 2016

Tenaris S.A.  Half-year report 2016-Consolidated Condensed Interim Financial Statements

Financial Information

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

JUNE 30, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Tenaris S.A.

We have reviewed the accompanying consolidated condensed interim statement of financial position of Tenaris S.A. and its subsidiaries as of 30 June 2016, and the related consolidated condensed interim statements of income and of comprehensive income for each of the three-month and six-month periods ended 30 June 2016 and 2015, and the consolidated condensed interim statements of changes in equity and of cash flows for the six-month periods ended 30 June 2016 and 2015. These consolidated condensed interim financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated condensed interim financial statements for them to be in conformity with International Accounting Standard 34 "Interim Financial Reporting" as issued by the International Accounting Standards Board and adopted by the European Union.

We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position as of 31 December 2015, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for the year then ended (not presented herein), and in our report dated 24 February 2016, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated condensed interim statement of financial position as of 31 December 2015, is fairly stated in all material respects in relation to the consolidated statement of financial position from which it has been derived.

PricewaterhouseCoopers, Société coopérative                                            Luxembourg, 3 August 2016
Represented by

Fabrice Goffin

PricewaterhouseCoopers, Société coopérative, 400 Route d'Esch, B.P. 1443, L-1014 Luxembourg
T: +352 494848 1, F:+352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)
R.C.S. Luxembourg B 65 477 - TVA LU25482518

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2016

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2016	2015	2016	2015
Continuing operations		(Unaudited)		(Unaudited)

Net sales	3	1,120,673	1,868,078	2,377,927	4,121,633
Cost of sales	4	(814,847)	(1,324,377)	(1,742,240)	(2,765,069)
Gross profit		305,826	543,701	635,687	1,356,564
Selling, general and administrative expenses	5	(341,996)	(437,620)	(628,563)	(873,727)
Other operating income (expense), net		(3,644)	5,041	(4,774)	7,658
Operating (loss) income		(39,814)	111,122	2,350	490,495
Finance Income	6	24,212	10,978	44,107	23,085
Finance Cost	6	(4,814)	(9,363)	(9,118)	(15,620)
Other financial results	6	(9,776)	(9,718)	(39,934)	(16,988)
(Loss) income before equity in earnings of non-consolidated companies and income tax		(30,192)	103,019	(2,595)	480,972
Equity in earnings of non-consolidated companies		18,612	4,269	30,339	12,184
(Loss) income before income tax		(11,580)	107,288	27,744	493,156
Income tax		2,403	(34,965)	(8,971)	(166,890)
(Loss) income for the period		(9,177)	72,323	18,773	326,266

Attributable to:
Owners of the parent		(13,266)	66,314	4,895	321,396
Non-controlling interests		4,089	6,009	13,878	4,870
		(9,177)	72,323	18,773	326,266
Earnings per share attributable to the owners of the parent during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted (loss) earnings per share (U.S. dollars per share)		(0.01)	0.06	-	0.27
Basic and diluted (loss) earnings per ADS (U.S. dollars per ADS) (1)		(0.02)	0.11	0.01	0.54

(1) Each ADS equals two shares.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2016	2015	2016	2015
	(Unaudited)		(Unaudited)

(Loss) income for the period	(9,177)	72,323	18,773	326,266
Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations	1,433	(1,373)	1,433	(1,373)
Income tax on items that will not be reclassified	(763)	292	(763)	292
	670	(1,081)	670	(1,081)
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	11,769	49,861	102,463	(131,340)
Change in value of available for sale financial instruments and cash flow hedges	450	5,161	(5,734)	5,549
Share of other comprehensive income of non-consolidated companies:
- Currency translation adjustment	14,652	879	8,005	(34,888)
- Changes in the fair value of derivatives held as cash flow hedges and others	(394)	(2,943)	(796)	(3,696)
Income tax relating to components of other comprehensive income	-	204	-	(107)
Other comprehensive income (loss) for the period, net of tax	27,147	52,081	104,608	(165,563)
Total comprehensive income for the period	17,970	124,404	123,381	160,703
Attributable to:
Owners of the parent	14,032	118,258	109,388	155,940
Non-controlling interests	3,938	6,146	13,993	4,763
	17,970	124,404	123,381	160,703

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2015.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2016

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At June 30, 2016		At December 31, 2015
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	8	5,945,317		5,672,258
Intangible assets, net	9	2,032,412		2,143,452
Investments in non-consolidated companies	12	524,625		490,645
Available for sale assets		21,572		21,572
Other investments	10	330,856		394,746
Deferred tax assets		197,906		200,706
Receivables		201,547	9,254,235	220,564	9,143,943
Current assets
Inventories		1,533,666		1,843,467
Receivables and prepayments		126,817		148,846
Current tax assets		162,188		188,180
Trade receivables		1,019,342		1,135,129
Other investments	10	1,879,082		2,140,862
Cash and cash equivalents	10	394,351	5,115,446	286,547	5,743,031
Total assets			14,369,681		14,886,974
EQUITY
Capital and reserves attributable to owners of the parent			11,468,566		11,713,344
Non-controlling interests			161,922		152,712
Total equity			11,630,488		11,866,056
LIABILITIES
Non-current liabilities
Borrowings		32,859		223,221
Deferred tax liabilities		661,377		750,325
Other liabilities		228,634		231,176
Provisions		64,291	987,161	61,421	1,266,143

Current liabilities
Borrowings		787,187		748,295
Current tax liabilities		124,813		136,018
Other liabilities		250,208		222,842
Provisions		14,296		8,995
Customer advances		68,939		134,780
Trade payables		506,589	1,752,032	503,845	1,754,775
Total liabilities			2,739,193		3,020,918
Total equity and liabilities			14,369,681		14,886,974

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2015.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2016

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at December 31, 2015	1,180,537	118,054	609,733	(1,006,767)	(298,682)	11,110,469	11,713,344	152,712	11,866,056

Income for the period	-	-	-	-	-	4,895	4,895	13,878	18,773
Currency translation adjustment	-	-	-	102,348	-	-	102,348	115	102,463
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	670	-	670	-	670
Change in value of available for sale financial instruments and cash flow hedges, net of taxes	-	-	-	-	(5,734)	-	(5,734)	-	(5,734)
Share of other comprehensive income of non-consolidated companies	-	-	-	8,005	(796)	-	7,209	-	7,209
Other comprehensive income (loss) for the period	-	-	-	110,353	(5,860)	-	104,493	115	104,608
Total comprehensive income (loss) for the period	-	-	-	110,353	(5,860)	4,895	109,388	13,993	123,381
Acquisition of non-controlling interests	-	-	-	-	(5)	-	(5)	(472)	(477)
Dividends paid in cash	-	-	-	-	-	(354,161)	(354,161)	(4,311)	(358,472)
Balance at June 30, 2016	1,180,537	118,054	609,733	(896,414)	(304,547)	10,761,203	11,468,566	161,922	11,630,488

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at December 31, 2014	1,180,537	118,054	609,733	(658,284)	(317,799)	11,721,873	12,654,114	152,200	12,806,314

Income for the period	-	-	-	-	-	321,396	321,396	4,870	326,266
Currency translation adjustment	-	-	-	(130,816)	-	-	(130,816)	(524)	(131,340)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	(1,081)	-	(1,081)	-	(1,081)
Change in value of available for sale financial instruments and cash flow hedges, net of taxes	-	-	-	-	5,025	-	5,025	417	5,442
Share of other comprehensive income of non-consolidated companies	-	-	-	(34,888)	(3,696)	-	(38,584)	-	(38,584)
Other comprehensive (loss) income for the period	-	-	-	(165,704)	248	-	(165,456)	(107)	(165,563)
Total comprehensive (loss) income for the period	-	-	-	(165,704)	248	321,396	155,940	4,763	160,703
Acquisition of non-controlling interests	-	-	-	-	659	-	659	(1,513)	(854)
Dividends paid in cash	-	-	-	-	-	(354,161)	(354,161)	-	(354,161)
Balance at June 30, 2015	1,180,537	118,054	609,733	(823,988)	(316,892)	11,689,108	12,456,552	155,450	12,612,002

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of June 30, 2016 and 2015 there were 1,180,536,830 shares issued. All issued shares are fully paid.
(2) Other reserves include mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in available for sale financial instruments.
(3) The Distributable Reserve and Retained Earnings as of June 30, 2016 calculated in accordance with Luxembourg Law are disclosed in Note 11.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2015.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2016

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Six-month period ended June 30,
	Notes	2016	2015
Cash flows from operating activities		(Unaudited)

Income for the period		18,773	326,266
Adjustments for:
Depreciation and amortization	8 & 9	327,118	301,201
Income tax accruals less payments		(68,731)	(87,614)
Equity in earnings of non-consolidated companies		(30,339)	(12,184)
Interest accruals less payments, net		(30,185)	(2,613)
Changes in provisions		8,171	(7,190)
Changes in working capital		410,232	912,482
Other, including currency translation adjustment		53,836	(4,366)
Net cash provided by operating activities		688,875	1,425,982

Cash flows from investing activities
Capital expenditures	8 & 9	(441,423)	(523,187)
Changes in advance to suppliers of property, plant and equipment		34,352	15,899
Investment in non-consolidated companies	12	(17,108)	-
Net loan to non-consolidated companies	12	(23,848)	(9,749)
Proceeds from disposal of property, plant and equipment and intangible assets		3,979	1,873
Dividends received from non-consolidated companies		20,674	20,674
Changes in investments in securities		325,682	(730,687)
Net cash used in investing activities		(97,692)	(1,225,177)

Cash flows from financing activities
Dividends paid		(354,161)	(354,161)
Dividends paid to non-controlling interest in subsidiaries		(4,311)	-
Acquisitions of non-controlling interests		(477)	(854)
Proceeds from borrowings (*)		495,942	1,123,894
Repayments of borrowings (*)		(627,904)	(859,463)
Net cash used by financing activities		(490,911)	(90,584)

Increase in cash and cash equivalents		100,272	110,221
Movement in cash and cash equivalents
At the beginning of the period		286,198	416,445
Effect of exchange rate changes		6,173	(9,942)
Increase in cash and cash equivalents		100,272	110,221
At June 30,		392,643	516,724

		At June 30,
Cash and cash equivalents		2016	2015
Cash and bank deposits		394,351	519,230
Bank overdrafts		(1,708)	(2,506)
		392,643	516,724

(*) Mainly related to the renewal of short-term local facilities carried out during the six-month period ending June 30, 2016 and 2015, respectively.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2015.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2016

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Financial results
7	Dividend distribution
8	Property, plant and equipment, net
9	Intangible assets, net
10	Cash and cash equivalents and other investments
11	Contingencies, commitments and restrictions to the distribution of profits
12	Investments in non-consolidated companies
13	Related party transactions
14	Fair value
15	Nationalization of Venezuelan Subsidiaries

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2016

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (Société Anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to "Tenaris" refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company's subsidiaries is included in Note 29 to the Company's audited Consolidated Financial Statements for the year ended December 31, 2015.

The Company's shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company's American Depositary Securities ("ADS") trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issuance by the Company's Board of Directors on August 3, 2016.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, "Interim Financial Reporting". The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2015. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2015, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standard Board ("IASB") and in conformity with IFRS as adopted by the European Union ("EU").

The preparation of Consolidated Condensed Interim Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris's subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

There were no changes in valuation techniques during the period and there have been no changes in any risk management policies since the year ended December 31, 2015.

Whenever necessary, certain comparative amounts have been reclassified to conform to change in presentation in current period.

None of the accounting pronouncements issued after December 31, 2015 and as of the date of these Consolidated Condensed Interim Financial Statements have a material effect on the Company's financial condition or result of operations.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2016

3 Segment information

Reportable operating segment

(all amounts in thousands of U.S. dollars)	(Unaudited)
Six-month period ended June 30, 2016	Tubes	Other	Total
IFRS - Net Sales	2,115,190	262,737	2,377,927

Management View - Operating income	23,386	46,421	69,807
· Differences in cost of sales and others	(96,857)	(234)	(97,091)
· Depreciation and amortization	29,526	108	29,634
IFRS - Operating (loss) income	(43,945)	46,295	2,350
Financial income (expense), net			(4,945)
(Loss) before equity in earnings of non-consolidated companies and income tax			(2,595)
Equity in earnings of non-consolidated companies			30,339
Income before income tax			27,744

Capital expenditures	419,151	22,272	441,423
Depreciation and amortization	317,199	9,919	327,118

(all amounts in thousands of U.S. dollars)	(Unaudited)
Six-month period ended June 30, 2015	Tubes	Other	Total
IFRS - Net Sales	3,758,824	362,809	4,121,633

Management View - Operating income	582,655	28,965	611,620
· Differences in cost of sales and others	(112,382)	(8,526)	(120,908)
· Depreciation and amortization	(1,284)	1,067	(217)
IFRS - Operating income	468,989	21,506	490,495
Financial income (expense), net			(9,523)
Income before equity in earnings of non-consolidated companies and income tax			480,972
Equity in earnings of non-consolidated companies			12,184
Income before income tax			493,156

Capital expenditures	499,890	23,297	523,187
Depreciation and amortization	290,811	10,390	301,201

In the six-month period ended June 30, 2016, net income under management view amounted to $78.1 million, while under IFRS amounted to $18.8 million. In addition to the amounts reconciled above, the main differences arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies and changes on the valuation of inventories according to cost estimation internally defined.

Geographical information

	(Unaudited)
(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Asia Pacific	Total
Six-month period ended June 30, 2016
Net sales	784,622	691,488	308,381	524,953	68,483	2,377,927
Capital expenditures	368,874	39,972	16,351	9,546	6,680	441,423
Depreciation and amortization	191,487	63,309	56,270	5,213	10,839	327,118

Six-month period ended June 30, 2015
Net sales	1,728,080	1,104,832	444,773	664,103	179,845	4,121,633
Capital expenditures	331,511	116,769	37,708	22,278	14,921	523,187
Depreciation and amortization	171,147	60,232	55,350	5,017	9,455	301,201

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2016

3 Segment information (Cont.)

Allocation of net sales to geographical information is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

There are no revenues from external customers attributable to the Company's country of incorporation (Luxembourg). For geographical information purposes, "North America" comprises Canada, Mexico and the United States; "South America" comprises principally Argentina, Brazil and Colombia; "Europe" comprises principally Italy, Norway and Romania; "Middle East and Africa" comprises principally Angola, Nigeria and Saudi Arabia and "Asia Pacific" comprises principally China, Indonesia and Japan.

4 Cost of sales
	Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2016	2015
	(Unaudited)
Inventories at the beginning of the period	1,843,467	2,779,869

Plus: Charges of the period
Raw materials, energy, consumables and other	624,520	1,029,991
Services and fees	100,324	178,859
Labor cost	347,583	532,134
Depreciation of property, plant and equipment	184,365	181,078
Amortization of intangible assets	14,331	11,280
Maintenance expenses	61,898	91,151
Allowance for obsolescence	37,929	35,350
Taxes	7,483	11,528
Other	54,006	56,220
	1,432,439	2,127,591

Less: Inventories at the end of the period	(1,533,666)	(2,142,391)
	1,742,240	2,765,069

For the six-month period ended June 2016, labor cost includes approximately $28.3 million of severance indemnities ($18.6 million in the second quarter) and for the six-month period ended June 2015 $66.9 million ($54.6 million in the second quarter).

5 Selling, general and administrative expenses

	Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2016	2015
	(Unaudited)
Services and fees	63,149	84,144
Labor cost	247,604	316,079
Depreciation of property, plant and equipment	8,473	9,346
Amortization of intangible assets	119,949	99,497
Commissions, freight and other selling expenses	119,197	211,231
Provisions for contingencies	13,870	12,107
Allowances for doubtful accounts	(25,375)	17,166
Taxes	40,416	72,974
Other	41,280	51,183
	628,563	873,727

For the six-month period ended June 2016, labor cost includes approximately $27.3 million of severance indemnities ($24.4 million in the second quarter) and for the six-month period ended June 2015 $37.9 million ($33.9 million in the second quarter).

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2016

6 Financial results

(all amounts in thousands of U.S. dollars)	Six-month period ended June 30,
	2016	2015
	(Unaudited)
Interest Income	33,586	17,373
Net result on changes in FV of financial assets at FVTPL	10,521	5,712
Finance Income	44,107	23,085
Finance Cost	(9,118)	(15,620)
Net foreign exchange transactions results (*)	(19,019)	(23,077)
Foreign exchange derivatives contracts results (**)	(27,196)	8,634
Other	6,281	(2,545)
Other Financial results	(39,934)	(16,988)
Net Financial results	(4,945)	(9,523)

 (*) The six-month period ended June 2016 includes the negative impact from Euro appreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. Dollar, largely offset by an increase in currency translation adjustment reserve from an Italian subsidiary.
(**) The six-month period ended June 2016 includes the negative impact from Brazilian Real appreciation against the U.S. dollar on hedging instruments, largely offset by an increase in currency translation adjustment reserve from the Brazilian subsidiaries.

7 Dividend distribution

On May 4, 2016 the Company's Shareholders approved an annual dividend in the amount of $0.45 per share ($0.90 per ADS). The amount approved included the interim dividend previously paid in November 25, 2015 in the amount of $0.15 per share ($0.30 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 25, 2016. In the aggregate, the interim dividend paid in November 2015 and the balance paid in May 2016 amounted to approximately $531.3 million.

On May 6, 2015 the Company's Shareholders approved an annual dividend in the amount of $0.45 per share ($0.90 per ADS). The amount approved included the interim dividend previously paid in November 27, 2014 in the amount of $0.15 per share ($0.30 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 20, 2015. In the aggregate, the interim dividend paid in November 2014 and the balance paid in May 2015 amounted to approximately $531.3 million.

8 Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)	2016	2015
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	5,672,258	5,159,557
Currency translation adjustment	47,585	(87,732)
Additions (*)	423,780	484,078
Disposals	(7,567)	(1,358)
Transfers	2,099	2,986
Depreciation charge	(192,838)	(190,424)
At June 30,	5,945,317	5,367,107

(*) Mainly due to the progress in the construction of the greenfield seamless facility in Bay City, Texas.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2016

9 Intangible assets, net

(all amounts in thousands of U.S. dollars)	2016	2015
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	2,143,452	2,757,630
Currency translation adjustment	6,635	(7,941)
Additions	17,643	39,109
Disposals	(434)	(515)
Transfers	(604)	(2,986)
Amortization charge	(134,280)	(110,777)
At June 30,	2,032,412	2,674,520

10 Cash and cash equivalents and other investments

(all amounts in thousands of U.S. dollars)	At June 30,	At December 31,
	2016	2015
Cash and cash equivalents	(Unaudited)
Cash at banks	110,585	101,019
Liquidity funds	183,321	81,735
Short – term investments	100,445	103,793
	394,351	286,547

Other investments - current
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	567,771	877,436
Bonds and other fixed Income	1,247,063	1,203,695
Fund Investments	59,716	59,731
Others	4,532	-
	1,879,082	2,140,862
Other investments - Non-current
Bonds and other fixed Income (*)	329,182	393,084
Others	1,674	1,662
	330,856	394,746

(*) Related to investments designated as held to maturity and measured at amortized cost.

11 Contingencies, commitments and restrictions to the distribution of profits

Contingencies

This note should be read in conjunction with Note 25 to the Company's audited Consolidated Financial Statements for the year ended December 31, 2015.

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration litigation and settlement strategies. The Company believes that the aggregate provisions recorded for potential losses in these financial statements are adequate based upon currently available information. However, if management's estimates prove incorrect, current reserves could be inadequate and Tenaris could incur a charge to earnings which could have a material adverse effect on Tenaris's results of operations, financial condition, net worth and cash flows.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2016

11 Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

Set forth below is a description of Tenaris's material ongoing legal proceedings:

▪	Tax assessment in Italy

An Italian subsidiary of Tenaris, received on December 24, 2012 a tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2007. The assessment, which was for an estimated amount of EUR294 million (approximately $326 million), comprising principal, interest and penalties, was appealed with the first-instance tax court in Milan. In February 2014, the first-instance tax court issued its decision on this tax assessment, partially reversing the assessment and lowering the claimed amount to approximately EUR9 million (approximately $10 million), including principal, interest and penalties. On October 2, 2014, the Italian tax authorities appealed against the second-instance tax court decision on the 2007 assessment. On June 12, 2015, the second-instance tax court accepted the Tenaris subsidiary defense arguments and rejected the appeal by the Italian tax authorities, thus reversing the entire 2007 assessment and recognizing that the dividend payment was exempt from withholding tax. The Italian tax authorities have appealed the second-instance tax court decision before the Supreme Court.

On December 24, 2013, the Italian subsidiary received a second tax assessment from the Italian tax authorities, based on the same arguments as those in the first assessment, relating to allegedly omitted withholding tax on dividend payments made in 2008 – the last such distribution made by the Italian subsidiary. The Italian subsidiary appealed the assessment with the first-instance tax court in Milan. On January 27, 2016, the first-instance tax court rejected the appeal filed by the Italian subsidiary. This first-instance ruling, which held that the Italian subsidiary is required to pay an amount of EUR222 million (approximately $246 million) including principal interest and penalties, contradicts the first and second-instance tax court rulings in connection with the 2007 assessment. Tenaris continues to believe that the Italian subsidiary has correctly applied the relevant legal provisions; accordingly, the Italian subsidiary on March 29, 2016, has filed its appeal to the January 2016 first-instance ruling against the second-instance tax court. In the meantime, the Italian subsidiary has obtained the suspension of the interim payment that would have been due, based on the first-instance decision, through the filing with the tax authorities of a bank guarantee.

Based on, among other things, the tax court decisions on the 2007 assessment and the opinion of legal counsel, Tenaris believes that it is not probable that the ultimate resolution of either the 2007 or the 2008 tax assessment will result in a material obligation.

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares

In 2013, Confab was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Confab and the other entities that acquired a participation in Usiminas' control group in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas' control group, and Confab would have a 17.9% share in that offer.

On September 23, 2013, the first instance court issued its decision finding in favor of Confab and the other defendants and dismissing the CSN lawsuit. The claimants appealed the court decision and the defendants filed their response to the appeal. It is currently expected that the court of appeals will issue its judgment on the appeal within 2016.

The Company is aware that on November 10, 2014, CSN filed a separate complaint with Brazil's securities regulator Comissão de Valores Mobiliários (CVM) on the same grounds and with the same purpose as the lawsuit referred to above. The CVM proceeding is underway and the Company has not yet been served with process or requested to provide its response.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2016

11 Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares (Cont.)

Finally, on December 11, 2014, CSN filed a claim with Brazil's antitrust regulator Conselho Administrativo de Defesa Econômica (CADE). In its claim, CSN alleged that the antitrust clearance request related to the January 2012 acquisition, which was approved by CADE without restrictions in August 2012, contained a false and deceitful description of the acquisition aimed at frustrating the minority shareholders' right to a tag-along tender offer, and requested that CADE investigate and reopen the antitrust review of the acquisition and suspend the Company's voting rights in Usiminas until the review is completed. On May 6, 2015, CADE rejected CSN's claim. CSN did not appeal the decision and on May 19, 2015, CADE finally closed the file.

Tenaris believes that all of CSN's claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel and previous decisions by CVM, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement, and, more recently, the first instance court decision on this matter first referred to above. Accordingly, no provision was recorded in these Consolidated Condensed Interim Financial Statements.

▪	Veracel Celulose Accident Litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. ("Veracel") in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. ("Itaú"), Veracel's insurer at the time of the Veracel accident, initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible in connection with the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claim that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel's personnel of the equipment supplied by Confab. The two lawsuits have been consolidated, and are now being considered by the 6th Civil Court of São Caetano do Sul; however, each lawsuit will be adjudicated through a separate ruling. Both proceedings are currently at evidentiary stage.

On March 10, 2016, a court-appointed expert issued its report on certain technical matters concerning the Veracel accident. The parties may state their observations or objections to the expert's report.  As of June 30, 2016, the estimated amount of Itaú's claim is approximately BRL65.4 million (approximately $20.4 million), and the estimated amount of Veracel's claim is approximately BRL41.1 million (approximately $12.8 million). Confab believes that the conclusions of the expert's report are erroneous, and will file its observations or objections to such conclusions. The Company believes, based on the opinion of counsel, that the likelihood of an unfavorable outcome is neither probable nor remote; accordingly, no provision has been recorded in these Consolidated Condensed Interim Financial Statements.

▪	Petroamazonas Penalties

On January 22, 2016, Petroamazonas ("PAM"), an Ecuadorian state-owned oil company, imposed penalties to the Company's Uruguayan subsidiary, Tenaris Global Services S.A. ("TGS"), for its alleged failure to comply with delivery terms under a pipe supply agreement. The penalties amount to approximately $22.5 million as of the date hereof. Tenaris believes, based on the advice of counsel, that PAM has no legal basis to impose the penalties and that Tenaris has meritorious defenses against PAM. However, in light of the prevailing political circumstances in Ecuador, the Company cannot predict the outcome of a claim against a state-owned company and it is not possible to estimate the amount or range of loss in case of an unfavorable outcome. Accordingly, no provision has been recorded in these Consolidated Condensed Interim Financial Statements.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2016

11 Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Commitments

Set forth is a description of Tenaris's main outstanding commitments:

▪
A Tenaris company is a party to a contract with Nucor Corporation under which it is committed to purchase on a monthly basis a minimum volume of hot-rolled steel coils at prices that are negotiated annually by reference to prices to comparable Nucor customers. The contract became effective in January 2013 and will be in force until December 2017; provided, however, that either party may terminate the contract at any time after January 1, 2015 with a 12-month prior notice. Due to the current weak pipe demand associated with the reduction in drilling activity, the parties entered into a temporary agreement pursuant to which application of the minimum volume requirements were suspended, and the company is temporarily allowed to purchase steel volumes in accordance with its needs. As of June 30, 2016, the estimated aggregate contract amount through December 31, 2017, calculated at current prices, is approximately $425 million.

▪
A Tenaris company entered into various contracts with suppliers pursuant to which it committed to purchase goods and services for a total amount of approximately $319 million related to the investment plan to expand Tenaris's U.S. operations with the construction of a state-of-the-art seamless pipe mill in Bay City, Texas. As of June 30, 2016 approximately $1,116.4 million had already been invested.

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2015, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including result for the year ended December 31, 2015	18,024,204
Total equity in accordance with Luxembourg law	19,932,528

At least 5% of the Company's net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company's share capital. As of June 30, 2016, this reserve was fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2015, distributable amount under Luxembourg law totals $18.6 billion, as detailed below:

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2014 under Luxembourg law	21,072,180
Other income and expenses for the year ended December 31, 2015 (*)	(2,516,734)
Dividends approved	(531,242)
Retained earnings at December 31, 2015 under Luxembourg law	18,024,204
Share premium	609,733
Distributable amount at December 31, 2015 under Luxembourg law	18,633,937

 (*) In 2015 result under Luxembourg GAAP was affected by the write down of the value of its investment.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2016

12 Investments in non-consolidated companies

a)	Ternium

Ternium S.A. ("Ternium"), is a steel producer with production facilities in Mexico, Argentina, Colombia, United States and Guatemala and is one of Tenaris's main suppliers of round steel bars and flat steel products for its pipes business.
At June 30, 2016, the closing price of Ternium's ADSs as quoted on the New York Stock Exchange was $19.06 per ADS, giving Tenaris's ownership stake a market value of approximately $437.8 million (Level 1). At June 30, 2016, the carrying value of Tenaris's ownership stake in Ternium, based on Ternium's IFRS financial statements, was approximately $456.5 million.

b)	Usiminas

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries and it is Tenaris's principal supplier of flat steel in Brazil for its pipes and industrial equipment businesses.

On April 20, 2016, Tenaris's subsidiary Confab subscribed, in the aggregate, to 1.3 million preferred shares (BRL1.28 per share) for a total amount of BRL1.6 million (approximately $0.5 million). These preferred shares were issued on June 3, 2016.

On April 18, 2016, Usiminas' extraordinary general shareholders' meeting approved an issuance of 200 million ordinary shares for an aggregate amount of BRL1 billion and Usiminas launched a multi-round subscription process for which, as of June 30, 2016, Tenaris had paid an aggregate amount of BRL57.5 million (approximately $16.6 million) into Usiminas. Accordingly, at June 30, 2016, Tenaris held 25.0 million ordinary shares and 1.3 million preferred shares of Usiminas and had paid the subscription price for shares not yet issued for a total amount of BRL57.5 million. As of that date, the closing price of the Usiminas' ordinary and preferred shares, as quoted on the BM&FBovespa Stock Exchange, was BRL5.1 (approximately $1.58) per ordinary share and BRL1.97 (approximately $0.61) per preferred share, respectively, giving Tenaris's ownership stake a market value of approximately $58.6 million (Level 1). At June 30, 2016, the carrying value of Tenaris's ownership stake in Usiminas was approximately $63.3 million.

On July 19, 2016, following the completion of the subscription process, Usiminas' extraordinary general shareholders' meeting homologated the capital increase, and Tenaris was issued, in the aggregate, 11.5 million ordinary shares for a total subscription price of BRL57.5 million (approximately $16.6 million). Following the issuance of these ordinary shares, Tenaris owns a total of 36.5 million ordinary shares and 1.3 million preferred shares, representing 3% of Usiminas' capital, and the T/T Group (including Confab, Ternium and its subsidiaries Siderar and Prosid) owns 39.6% of Usiminas' ordinary shares and 1.8% of Usiminas' preferred shares.

c)	Techgen, S.A. de C.V. ("Techgen")

Techgen is a Mexican company currently undertaking the construction and operation of a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, with a power capacity of between 850 and 900 megawatts. As of February 2014, Tenaris completed the initial investments in Techgen of 22% of its share capital, the remaining ownership is held by Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium) by 48% and 30% respectively.

Techgen is a party to transportation capacity agreements for a purchasing capacity of 150,000 MMBtu/Gas per day starting on August 1, 2016 and ending on July 31, 2036, and a party to a contract for the purchase of power generation equipment and other services related to the equipment. As of June 30, 2016, Tenaris exposure under these agreements amounted to $62.6 million and $2.2 million respectively.

Tenaris issued a Corporate Guarantee covering 22% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks. The loan agreement amounted to $800 million to be used in the construction of the facility. The main covenants under the Corporate Guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g. leverage ratio). As of June 30, 2016, disbursements under the loan agreement amounted to $800 million, as a result the amount guaranteed by Tenaris was approximately $176 million.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2016

13 Related party transactions

As of June 30, 2016:

▪	San Faustin S.A., a Luxembourg Société Anonyme ("San Faustin"), owned 713,605,187 shares in the Company, representing 60.45% of the Company's capital and voting rights.

▪
San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg Société à Responsabilité Limitée ("Techint"), who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) ("RP STAK") held shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris's directors and senior management as a group owned 0.12% of the Company's outstanding shares.

Transactions and balances disclosed as with "non-consolidated parties" are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as "Other".

The following transactions were carried out with related parties.

(all amounts in thousands of U.S. dollars)	Six-month period ended June 30,
	2016	2015
(i) Transactions	(Unaudited)
(a) Sales of goods and services
Sales of goods to non-consolidated parties	9,736	16,072
Sales of goods to other related parties	11,780	47,502
Sales of services to non-consolidated parties	4,517	4,722
Sales of services to other related parties	1,549	2,553
	27,582	70,849

(b) Purchases of goods and services
Purchases of goods to non-consolidated parties	19,007	175,698
Purchases of goods to other related parties	11,481	8,461
Purchases of services to non-consolidated parties	4,545	6,624
Purchases of services to other related parties	28,454	44,952
	63,487	235,735

(all amounts in thousands of U.S. dollars)	At June 30,	At December 31,
	2016	2015
(ii) Period-end balances	(Unaudited)
Arising from sales / purchases of goods / services / others
Receivables from non-consolidated parties	100,715	73,412
Receivables from other related parties	11,878	23,995
Payables to non-consolidated parties	(15,157)	(20,000)
Payables to other related parties	(12,208)	(19,655)
	85,228	57,752

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2016

14 Fair Value

▪	Measurement

IFRS 13 requires for financial instruments that are measured at fair value, a disclosure of fair value measurements by level.

The following table presents the assets and liabilities that are measured at fair value as of June 30, 2016 and December 31, 2015:

June 30, 2016	Level 1	Level 2	Level 3 (*)	Total
Assets
Cash and cash equivalents	283,766	-	-	283,766
Other investments	1,191,537	631,557	1,674	1,824,768
Derivatives financial instruments	-	5,322	-	5,322
Available for sale assets	-	-	21,572	21,572
Total	1,475,303	636,879	23,246	2,135,428
Liabilities
Derivatives financial instruments	-	52,123	-	52,123
Total	-	52,123	-	52,123

December 31, 2015	Level 1	Level 2	Level 3 (*)	Total
Assets
Cash and cash equivalents	185,528	-	-	185,528
Other investments	1,348,269	792,593	1,662	2,142,524
Derivatives financial instruments	-	18,250	-	18,250
Available for sale assets	-	-	21,572	21,572
Total	1,533,797	810,843	23,234	2,367,874
Liabilities
Derivatives financial instruments	-	34,540	-	34,540
Total	-	34,540	-	34,540
(*) Main balances included in this level correspond to Available for sale assets related to Tenaris's interest in the nationalized Venezuelan companies. For further detail regarding Available for sale assets, see Note 30 to the Company's audited Consolidated Financial Statements for the year ended December 31, 2015 and note 15 to this Consolidated Condensed Interim Financial Statements.
Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).
There were no transfers between Level 1 and 2 during the period.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data where available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company's best estimate on how market participants would price the asset or liability at measurement date.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2016

14 Fair Value (Cont)

▪	Estimation

Financial assets or liabilities classified as assets at fair value through profit or loss are measured under the framework established by the IASB accounting guidance for fair value measurements and disclosures.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial asset is not active or no market is available, fair values are established using standard valuation techniques.

Some of Tenaris's investments are designated as held to maturity and measures at amortized cost. Tenaris estimates that the fair value of these financial assets is 100.8% of its carrying amount including interests accrued as of June 30, 2016.

For the purpose of estimating the fair value of Cash and cash equivalents and Other Investments expiring in less than ninety days from the measurement date, the Company usually chooses to use the historical cost because the carrying amount of financial assets and liabilities with maturities of less than ninety days approximates to their fair value.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed, they are classified under other financial liabilities and measured at their carrying amount. Tenaris estimates that the fair value of its main financial liabilities is approximately 99.4% and 99.0% of its carrying amount including interests accrued as of June 30, 2016 and December 2015, respectively. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

15 Nationalization of Venezuelan Subsidiaries

In May 2009, within the framework of Decree Law 6058, Venezuela's President announced the nationalization of, among other companies, the Company's majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. ("Tavsa") and, Matesi Materiales Siderúrgicos S.A ("Matesi"), and Complejo Siderúrgico de Guayana, C.A ("Comsigua"), in which the Company has a non-controlling interest (collectively, the "Venezuelan Companies"). Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda ("Talta"), initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C. in connection with the Matesi and Tavsa expropriations. For further information, see Note 30 in the Company's audited Consolidated Financial Statements for the year ended December 31, 2015.

On January 29, 2016, the tribunal released its award on the arbitration proceeding concerning the nationalization of Matesi. The award upheld Tenaris's and Talta's claim that Venezuela had expropriated their investments in Matesi in violation of Venezuelan law as well as the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $87.3 million for the breaches and ordered Venezuela to pay an additional amount of $85.5 million in pre-award interest, aggregating to a total award of $172.8 million, payable in full and net of any applicable Venezuelan tax, duty or charge. The tribunal granted Venezuela a grace period of six months from the date of the award to make payment in full of the amount due without incurring post-award interest, and resolved that if no, or no full, payment is made by then, post-award interest would apply at the rate of 9% per annum.

On March 14, 2016, Venezuela requested the rectification of the award pursuant to article 49(2) of the ICSID Convention and ICSID Arbitration Rule 49. The tribunal denied Venezuela's request on June 24, 2016, ordering Venezuela to reimburse Tenaris and Talta for their costs. Venezuela has indicated that it intends to seek the annulment of the award in accordance with the ICSID Convention and Arbitration Rules. Under the ICSID Arbitration Rules, Venezuela has 120 days from June 24, 2016 to seek the annulment of the award.

                                                         Edgardo Carlos
                                                        Chief Financial Officer

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